2024

FOUNDATION
For Success

SUMMARY ANNUAL REPORT



Total Assets (in thousands)



2020	2021	2022	2023	2024
$1,391,979	$1,331,006	$1,687,682	$1,822,883	$1,853,359

Net Income (in thousands)



2020	2021	2022	2023	2024
$8,349	$18,633	$15,673	$17,368	$15,519

$1.93 EARNINGS PER SHARE—BASIC
$1.92 EARNINGS PER SHARE—DILUTED

Return on Average Equity



2020	2021	2022	2023	2024
6.07%	12.74%	11.25%[1]	8.83%	7.48%

[1] 2022 includes $2.3 million in one-time merger expenses.

Dividends Declared Per Share



2020	2021	2022	2023	2024
$0.60	$0.69	$0.81	$0.85	$0.80

CHAIRMAN'S LETTER TO SHAREHOLDERS:

I AM PROUD TO SHARE THAT 2024 WAS A YEAR MARKED BY CONTINUED GROWTH, DEVELOPMENT AND STRONG FINANCIAL PERFORMANCE.



In the face of ongoing economic, interest rate, and regulatory uncertainty, Middlefield remained committed to the core values that have defined the Company over our 124-year history to once again deliver meaningful results for our shareholders, employees, customers, and communities. Through disciplined execution, we achieved key milestones, strengthened our financial position, and reinforced our role as a trusted financial partner.

Over the years, Middlefield's Board has put an important focus on succession planning and leadership development. Our efforts have produced a strong, experienced, and committed team that is focused on upholding Middlefield's community-oriented values, while looking to the future to ensure we provide our customers with leading financial products and services to help them thrive.

Across Middlefield, employees are encouraged to support their local communities. This involvement fosters deep relationships not only with community leaders but also with regulators and other stakeholders. In addition, Middlefield has a history of supporting banking and financial organizations. Middlefield's CEO, Ron Zimmerly, is currently serving on the Board of Directors of the Ohio Bankers League and is a member of the Federal Reserve Bank of Cleveland's Community Depository Institution Advisory Council.

Throughout 2024, Ron Zimmerly and Sarah Winters, the Company's Senior VP/Chief Human Resources Officer, worked with members of our Board of Directors, in particular Michael Voinovich the Chairperson of Middlefield's Compensation Committee, to review and update our compensation structure and incentive plans. We believe these efforts ensure Middlefield is attracting, developing, and motivating talent to align with the goals, values and mission of the Company.

In late 2023, Michael Cheravitch, a proven banker with over 35 years of experience, joined the Company as Chief Banking Officer. Under this role, Michael oversees all Commercial, Business, and Consumer banking channels, including digital banking, the retail branch network and call center, along with consumer lending, and residential mortgage.

The Board continues to get updates from advisors and investments bankers on the M&A environment, capital market landscape, and strategic outlook for banks. These efforts demonstrate the Board's long-standing commitment to pursue opportunities that maximize value for our shareholders. In addition, four times a year the Board receives in-depth updates from Middlefield's leadership team. This includes updates on capital, staffing resources, and a comprehensive performance review on how our results are performing against the Company's strategic plan.

The Board also remains focused on key performance indicators including liquidity, risk, and capital allocation. I am pleased to report that Middlefield ended 2024 with robust liquidity levels including cash and investments of $222.4 million, and additional borrowing capacity of $381.7 million on Federal Home Loan Bank advances. Credit quality remained firm during the fourth quarter of 2024, and we are well reserved with an allowance for credit losses to total loans of 1.48% at December 31, 2024. Finally, I am pleased to report that the Board approved a 5% increase to our quarterly cash dividend reflecting our confidence in the future, as well as our strong capital position and expanding levels of profitability. This latest expansion in our dividend reflects the fifth time since 2018 the Board has approved an increase to our regular dividend.

During 2024, Middlefield held events throughout our markets aimed at engaging local shareholders, customers, and community members. These events provided an opportunity for important stakeholders to learn more about Middlefield and meet members of the Company's leadership team and Board of Directors. We believe it is important to have regular conversations and interactions with our stakeholders and I was pleased with the turnout from each event. Based on their success, we are looking forward to continuing these activities in 2025 and beyond.

Middlefield's Board remains highly engaged and committed to creating lasting value for the Company's shareholders, employees, customers, and communities. We have a strong, high-performing leadership team that is executing against our strategic plan. Our solid performance in 2024 reflects the hard work and dedication of all the employees of The Middlefield Banking Company. I am proud of our success in 2024 and look forward to what we can accomplish together for our shareholders and communities.

On behalf of the Middlefield Banc Corp. Board of Directors and our employees, we thank you for your continued support.

WILLIAM J. SKIDMORE
Chairman, Board of Directors

TO OUR SHAREHOLDERS:

FOSTERING RELATIONSHIPS AND MAINTAINING MIDDLEFIELD'S LONG-STANDING COMMITMENT TO PROVIDE LOCAL, PERSONALIZED AND COMMUNITY-ORIENTED FINANCIAL SERVICES TO OUR DIVERSE OHIO MARKETS CONTINUES TO CREATE VALUE FOR OUR BANK AND OUR SHAREHOLDERS.

Throughout 2024, we successfully navigated a complex economic and interest rate environment, which is a testament to Middlefield's talented team and robust banking platform. As a result, our financial and operating results strengthened throughout the year and our 2024 fourth quarter marked one of the most profitable quarters in Middlefield's 124-year history. As we look forward, we are focused on leveraging our history, while building a solid foundation for the future.

For the year ended December 31, 2024, net income was $15.5 million, or $1.92 per diluted share, compared to $17.4 million, or $2.14 per diluted share last year. The reduction in net income over the prior year was primarily due to higher funding costs, as our cost of funds increased to 2.51% in 2024, compared to 1.62% in the prior year period, which resulted from higher interest rates and increased competition for deposits. This led

to a 45-basis point year-over-year reduction in our net interest margin and reduced net-interest income. Despite these year-over-year trends, we ended the year with a strong net interest margin of 3.52%.

While we expect competition for deposits will continue, we believe our net interest margin will expand in 2025 as we benefit from a strong pipeline of potential new loans. In addition, at December 31, 2024, nearly 70% of our loan portfolio was subject to repricing. Loan demand across our Central, Western, and Northeast Ohio markets remains strong and is supported by stable economic trends and compelling development projects. Our Central Ohio market in particular is experiencing historical levels of development led by investments from Intel, Amazon, Honda, Nationwide Children's Hospital, and most recently Anduril. These are multi-billion dollar projects that require resources from across the state. For example, the $100 billion Intel plant includes suppliers from 38 counties across Ohio.

Middlefield continues to distinguish itself within competitive Ohio markets through an outstanding team of bankers that provide personalized solutions to our communities. In addition, we continue to strengthen our foundation by investing in new technologies, expanding our team, and developing new financial products that meet the growing needs of our customers. During 2024, we improved our treasury management solutions to provide business customers with additional resources to manage their businesses and prevent fraud. We enhanced our infrastructure with investments in new phone systems and ATMs as well as new technologies to further protect the Bank and our customers against online threats. We also made strategic improvements to our organizational structure by enhancing our sales and lending cultures. By investing in our foundation, we are better positioned to support our future growth and expand our services to more retail and business customers.

OUR FINANCIAL AND OPERATING RESULTS STRENGTHENED THROUGHOUT THE YEAR AND OUR 2024 FOURTH QUARTER MARKED ONE OF THE MOST PROFITABLE QUARTERS IN MIDDLEFIELD'S 124-YEAR HISTORY.



Middlefield's growth opportunities are also supported by our strong capital levels and excellent asset quality. At December 31, 2024, our equity to assets ratio was 11.36%, compared to 11.28% from the prior year. Our overall liquidity remains robust with access to the Federal Reserve Board's discount window, cash and investments of $221.6 million, and additional borrowing capacity of $381.7 million on Federal Home Loan Bank advances at December 31, 2024.

Middlefield's long-standing track record of producing outstanding asset quality further supports our robust liquidity levels. At December 31, 2024, annual net charge-offs were just 0.10% of average loans, compared to 0.00% at December 31, 2023. Over the past ten years, Middlefield's net charge-offs have averaged just 0.09% of total loans, demonstrating the long-term success of our lending culture and credit infrastructure.

Middlefield remains committed to returning excess capital back to its shareholders. Since 2018, we have repurchased over 1.1 million shares of our common stock. This includes 43,858 shares of stock purchased in 2024, at an average price of $24.00 per share. In addition, since paying a dividend of $0.57 per share in 2019, our regular dividend has increased at a compound annual growth rate of 7.0% to end 2024 at $0.80 per share. Reflecting our confidence in the future, as well as our strong capital position and expanding levels of profitability, the Board approved a 5.0% increase in our regular quarterly dividend for the first quarter of 2025.

During 2024, we celebrated the 10th anniversary of Middlefield's Nasdaq listing. Since listing on Nasdaq in 2014, Middlefield's total assets have increased by 174%, and our annual net income has grown 116%. In addition, over this period, $100 invested in Middlefield's stock has increased to $223, compared to $201 for the KBW Regional Banking Index, a well-followed bank index. This outperformance demonstrates the strong community banking franchise we have created and the success of our multi-year strategic plan.



After navigating several years of rapid changes to the economy and interest rate environment, we are excited to focus more of our efforts on proactively serving our communities and building a solid foundation to further grow our Bank. We believe 2025 will be another good year of profitable growth for Middlefield, reflecting our long-standing commitment to our communities, disciplined underwriting standards, and continued investments in our business.

As you can see, Middlefield has developed a long-standing track record of financial and operating success, supported by a highly profitable financial model, strong capital levels and asset quality, and community focused banking platform. In addition, we continue to invest in our business to strengthen our foundation. We believe these trends will support our business in 2025 and beyond, and I look forward to the opportunities in front of the Company to create value for our shareholders, as well as our Northeast, Central, and Western Ohio employees and communities.

On behalf of everyone at the Middlefield Banc Corp., thank you for your continued support.

Sincerely,

RONALD L. ZIMMERLY, JR.
President and Chief Executive Officer

DECADE OF PROGRESS

(Dollar amounts in thousands, except earnings per share data)	2015	2016	2017
Interest income	$ 28,595	$ 29,994	$ 43,995
Interest expense	3,820	4,190	6,647
Net interest income	24,775	25,804	37,348
Provision for credit losses[1]	315	570	1,045
Net interest income after provision for credit losses	24,460	25,234	36,303
Noninterest income	4,044	3,959	4,859
Noninterest expense	20,077	20,872	27,485
Income before income taxes	8,427	8,321	13,677
Income taxes	1,562	1,905	4,222
Net income	$ 6,865	$ 6,416	$ 9,455
Total assets	$735,139	$787,821	$1,106,336
Deposits	624,447	629,934	878,194
Equity capital	62,304	76,960	119,863
Loans outstanding, net	527,325	602,542	916,023
Allowance for credit losses[1]	6,385	6,598	7,190
Net charge-offs (recoveries)	776	357	453
Full time employees (average equivalents)	143	139	190
Number of offices	10	11	14
Basic earnings per share	$ 1.71	$ 1.52	$ 1.56
Dividends per share	0.54	0.54	0.54
Book value per share	16.59	17.07	18.63
Dividends payout ratio	30.90%	36.13%	35.52%
Cash dividends paid	$ 2,153	$ 2,318	$ 3,358
Return on average assets	0.97%	0.85%	0.88%
Return on average equity	10.62%	9.33%	8.52%

(1) On January 1, 2023, we adopted ASU 2016-13, *Financial Instruments–Credit Losses–Topic (326): Measurement of Credit Losses on Financial Instruments.* This methodology for calculating the allowance for credit losses considers the possibility of expected loss over the life of the loan. Prior to January 1, 2023, the calculation of the allowance for loan losses was based on an incurred loan loss methodology.

	2018	2019	2020	2021	2022	2023	2024
	$ 50,357	$ 54,525	$ 52,638	$ 52,335	$ 54,906	$ 90,301	$ 101,262
	9,909	13,140	9,250	4,195	4,729	25,098	40,582
	40,448	41,385	43,388	48,140	50,177	65,203	60,680
	840	890	9,840	700	—	3,002	2,008
	39,608	40,495	33,548	47,440	50,177	62,201	58,672
	3,728	4,841	5,990	7,249	6,746	6,691	7,213
	28,743	30,033	29,788	31,991	38,030	48,137	47,541
	14,593	15,303	9,750	22,698	18,893	20,755	18,344
	2,162	2,592	1,401	4,065	3,220	3,387	2,825
	$ 12,431	$ 12,711	$ 8,349	$ 18,633	$ 15,673	$ 17,368	$ 15,519
	$1,248,398	$1,182,475	$1,391,979	$1,331,006	$1,687,682	$1,822,883	$1,853,359
	1,016,067	1,020,843	1,225,200	1,166,610	1,402,019	1,426,602	1,445,693
	128,290	137,775	143,810	145,335	197,691	205,681	210,562
	984,681	977,490	1,090,626	967,349	1,338,434	1,456,437	1,497,167
	7,428	6,768	13,459	14,342	14,438	21,693	22,447
	602	1,550	3,149	(183)	(96)	(31)	1,436
	200	189	184	185	238	256	256
	15	16	16	16	22	23	23
	$ 1.92	$ 1.96	$ 1.31	$ 3.01	$ 2.60	$ 2.14	$ 1.93
	0.59	0.57	0.60	0.69	0.81	0.85	0.80
	19.77	21.45	21.86	24.68	23.98	25.41	26.08
	30.40%	28.99%	45.92%	22.76%	37.23%	39.52%	41.61%
	$ 3,779	$ 3,685	$ 3,834	$ 4,240	$ 5,490	$ 6,864	$ 6,457
	1.09%	1.05%	0.64%	1.36%	1.17%	0.99%	0.84%
	9.94%	9.35%	6.07%	12.74%	11.25%	8.83%	7.48%

CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except shares)

	2024	2023
ASSETS		
Cash and due from banks	$ 46,037	$ 56,397
Federal funds sold	9,755	4,439
Cash and cash equivalents	55,792	60,836
Investment securities available for sale, at fair value	165,802	170,779
Other investments	855	955
Loans:		
Commercial real estate:		
Owner occupied	181,447	183,545
Non-owner occupied	412,291	401,580
Multifamily	89,849	82,506
Residential real estate	353,442	328,854
Commercial and industrial	229,034	221,508
Home equity lines of credit	143,379	127,818
Construction and other	103,608	125,105
Consumer installment	6,564	7,214
Total loans	1,519,614	1,478,130
Less: allowance for credit losses	22,447	21,693
Net loans	1,497,167	1,456,437
Premises and equipment, net	20,565	21,339
Goodwill	36,356	36,356
Core deposit intangibles	5,611	6,642
Bank-owned life insurance	35,259	34,349
Accrued interest receivable and other assets	35,952	35,190
TOTAL ASSETS	**$1,853,359**	**$1,822,883**
LIABILITIES		
Deposits:		
Noninterest-bearing demand	$ 377,875	$ 401,384
Interest-bearing demand	208,291	205,582
Money market	414,074	274,682
Savings	197,749	210,639
Time	247,704	334,315
Total deposits	1,445,693	1,426,602
Federal Home Loan Bank advances	172,400	163,000
Other borrowings	11,660	11,862
Accrued interest payable and other liabilities	13,044	15,738
TOTAL LIABILITIES	**1,642,797**	**1,617,202**
STOCKHOLDERS' EQUITY		
Common stock, no par value; 25,000,000 shares authorized, 9,953,018 and 9,930,704 shares issued; 8,073,708 and 8,095,252 shares outstanding	161,999	161,388
Additional paid-in capital	246	–
Retained earnings	109,299	100,237
Accumulated other comprehensive loss	(20,073)	(16,090)
Treasury stock, at cost; 1,879,310 and 1,835,452 shares	(40,909)	(39,854)
TOTAL STOCKHOLDERS' EQUITY	**210,562**	**205,681**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$1,853,359**	**$1,822,883**

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands, except per share data)	2024	2023
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans	$ 92,566	$81,963
Interest-earning deposits in other institutions	1,491	1,289
Federal funds sold	568	771
Investment securities:		
Taxable interest	2,028	1,893
Tax-exempt interest	3,861	3,914
Dividends on stock	748	471
Total interest and dividend income	101,262	90,301
INTEREST EXPENSE		
Deposits	33,263	18,995
Short-term borrowings	6,616	5,386
Other borrowings	703	717
Total interest expense	40,582	25,098
NET INTEREST INCOME	60,680	65,203
Provision for credit losses	2,008	3,002
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	58,672	62,201
NONINTEREST INCOME		
Service charges on deposit accounts	3,907	3,878
Loss on equity securities	(9)	(161)
Loss on other real estate owned	–	(170)
Earnings on bank-owned life insurance	930	823
Gain on sale of loans	199	97
Revenue from investment services	916	743
Gross rental income	68	421
Other income	1,202	1,060
Total noninterest income	7,213	6,691
NONINTEREST EXPENSE		
Salaries and employee benefits	24,641	24,511
Occupancy expense	2,376	2,566
Equipment expense	925	1,241
Data processing and information technology costs	4,740	4,588
Ohio state franchise tax	1,583	1,578
Federal deposit insurance expense	1,055	861
Professional fees	2,265	2,293
Advertising expense	1,581	1,477
Software amortization expense	200	95
Core deposit intangible amortization	1,031	1,059
Gross other real estate owned expenses	99	510
Merger-related costs	–	473
Other expense	7,045	6,885
Total noninterest expense	47,541	48,137
Income before income taxes	18,344	20,755
Income taxes	2,825	3,387
NET INCOME	$ 15,519	$17,368
EARNINGS PER SHARE		
Basic	$ 1.93	$ 2.14
Diluted	1.92	2.14

See accompanying notes to the consolidated financial statements.

MIDDLEFIELD BANC CORP. BOARD OF DIRECTORS



WILLIAM J. SKIDMORE
2007
*Chairman, Board of Directors
Middlefield Banc Corp.
The Middlefield Banking
Company
Retired Ohio Senior District
Manager
Waste Management of Ohio, Inc.*



RONALD L. ZIMMERLY, JR.
2022
*President and
Chief Executive Officer
Middlefield Banc Corp.
The Middlefield Banking
Company*



JAMES J. McCASKEY
2004
*Vice Chairman, Board of Directors
Middlefield Banc Corp.
The Middlefield Banking
Company
President
McCaskey Landscape and
Design, LLC*



CAROLYN J. TURK, C.P.A.
2004
*Retired Financial Executive
Molded Fiber Glass Companies*



KENNETH E. JONES
2008
*Retired Financial Executive
Chesapeake Financial Advisors*



DARRYL E. MAST
2013
*Retired: Hattie Larlham Care
Group and Hattie Larlham
Foundation*



THOMAS W. BEVAN
2017
*Chief Executive Officer
Bevan & Associates, LPA, Inc.*



MICHAEL C. VOINOVICH
2020
Executive Vice President and Chief Investment Officer of ECHO Health, Inc.



KEVIN A. DiGERONIMO
2021
Principal DiGeronimo Companies



JENNIFER L. MOELLER
2023
Angel Investor



THOMAS E. "TED" GRIFFITH*
2022
Partner Powell Seeds, LLC



THOMAS J. SIMON*
2022
Chairman of the Board Coverlink Insurance



SPENCER T. COHN
2022
Director Castle Creek Capital LLC



MARK R. WATKINS
2022
Partner Watkins Farm

Central Ohio Region Advisory Board:
JEFFREY A. GONGWER;
GEORGE J. KONTOGIANNIS, AIA;
TIMOTHY C. LONG;
MICHAEL J. MORAN

*Director of The Middlefield Banking Company

MIDDLEFIELD BANC CORP. OFFICERS

RONALD L. ZIMMERLY, JR.
President and Chief Executive Officer

MICHAEL C. RANTTILA
Senior Vice President and Chief Financial Officer

JULIE E. SHAW
Corporate Secretary

THE MIDDLEFIELD BANKING COMPANY EXECUTIVE OFFICERS

RONALD L. ZIMMERLY, JR. 1999
President and Chief Executive Officer

COURTNEY M. ERMINIO 2010
Executive Vice President
Chief Risk Officer

REBECCA NOBLIT 2017
Executive Vice President
Chief Credit Officer

MICHAEL C. RANTTILA 2017
Executive Vice President
Chief Financial Officer

THOMAS WILSON, CFA 2020
Executive Vice President
Chief Strategy and Innovation Officer

MICHAEL CHERAVITCH 2023
Executive Vice President
Chief Banking Officer

SARAH WINTERS 2023
Executive Vice President
Chief Human Resources Officer

THE MIDDLEFIELD BANKING COMPANY OFFICERS

PATRICIA ARNETT 1987
Senior Vice President
Treasury Management Director

THOMAS R. NEIKIRK 1994
Senior Vice President
Commercial Relationship Manager

MATTHEW E. BELLIN 2006
Senior Vice President
Commercial Relationship Manager

ADAM T. COOK 2006
Senior Vice President
Project Manager

ANNA MARIA BRENNEMAN 2009
Senior Vice President
Senior Commercial Market Executive

FELICIA M. HOUGH 2009
Senior Vice President
Branch Administration

VALERIE MULLHOLAND 2011
Senior Vice President
Loan Administration

LORI A. GRAHAM 2013
Senior Vice President
Compliance and CRA Officer

DANIEL B. PLANT 2014
Senior Vice President
Mortgage Lending

STANLEY GREGORIN, JR. 2018
Senior Vice President
Commercial Relationship Manager

GREG T. YURCO 2019
Senior Vice President
Commercial Relationship Manager

GARY C. KERN 2020
Senior Vice President
Chief Information Officer



BRETT BAUMEISTER 2023
Senior Vice President
Commercial Relationship Manager

JOSHUA RILEY 2023
Senior Vice President
Senior Commercial Market Executive

JULIE E. SHAW 2019
Executive Assistant
Corporate Secretary/Training and
Development Coordinator

BRETT A. RICHEY 2010
Vice President
Special Assets Manager

BRANDON BUCKNELL 2015
Vice President
Commercial Relationship Manager

JOHN SOLICH 2015
Vice President
Commercial Relationship Manager

AMANDA HOYT 2016
Vice President
Abrigo Product Owner

NICOLE MARCHIO 2017
Vice President
Deposit Operations Officer

MELISSA M. MAKI 2018
Vice President
Marketing Communications
Director

KEVIN SERNA 2019
Vice President
Commercial Relationship Manager

JAMESON CURRY 2023
Vice President
Commercial Relationship Manager

AIMEE GILLILAND 2023
Vice President
Treasury Management Sales Officer

MARIA HYDELL 2024
Vice President
Credit Manager

JODI DEARTH 2024
Vice President
Controller

MOLLY MILLER 2023
Vice President
Project Manager

KIMBERLY SARK 2023
Vice President
Chief Accounting Officer

PRESTON STAPLETON 2023
Vice President
Commercial Relationship Manager

GLEN GALLEBO 2024
Vice President
Commercial Relationship Manager

RACHEL DEAN 1985
Assistant Vice President
Regional Branch Administrator
Northeast Ohio Region

KATHLEEN M. VANEK 1998
Assistant Vice President
Mortgage and Consumer Loan
Originator

MARLIN J. MOSCHELL 2000
Assistant Vice President
Lending Officer

HEATHER ALTSTAETTER 2002
Assistant Vice President
Public Relations Manager

CORSIE ARN 2003
Assistant Vice President
Branch Operations Manager



THE MIDDLEFIELD BANKING COMPANY OFFICERS (continued)

KEVIN J. MITCHELL 2007
Assistant Vice President
Lender II

MELISSA K. GAY 2008
Assistant Vice President
BSA Officer

JEAN M. CARTER 2009
Assistant Vice President
Branch Manager

KELLY HECKMAN 2009
Assistant Vice President
Compliance Assistant

DALE MOORE 2009
Assistant Vice President
Project Manager and
Bank Security Officer

DERRICK HAYNES 2011
Assistant Vice President
Manager of Tech Support

LISABETH A. MULDOWNEY 2012
Assistant Vice President
Market Manager/Portage County

JENNI UNDERWOOD 2013
Assistant Vice President
Mortgage Loan Operations Manager

STEPHEN J. LEBOLD 2014
Assistant Vice President
Branch Manager

COLLEEN PIRRMANN 2014
Assistant Vice President
Regional Branch Administrator
Central Ohio Region

KIMBERLY UTTERBACK 2014
Assistant Vice President
Assistant Compliance Officer

ERNA LEAGAN-MABEL 2015
Assistant Vice President
Loan Servicing Manager

CORRINE MITCHELL 2016
Assistant Vice President
Regional Branch Administrator
Western Ohio Region

LAURA STIMMEL 2017
Assistant Vice President
Branch Manager

CHRISTOPHER J. HESS 2018
Assistant Vice President
Branch Manager

NICHOLAS GRAND 2019
Assistant Vice President
Underwriting Manager

RYAN LANE 2019
Assistant Vice President
Mortgage and Consumer Lender

BRIAN MOORE 2019
Assistant Vice President
Mortgage and Consumer Lender

DAVID WILLOBY 2019
Assistant Vice President
Commercial Relationship Manager

MICHELLE WELCH 2021
Assistant Vice President
Human Resources Manager

DAMON YODER 2022
Assistant Vice President
Senior Financial Analyst

JUSTIN FERGUSON 2021
Assistant Vice President
Loan Documentation Manager

DEANNA MOX 2025
Assistant Vice President
Branch Manager

KRISTINA STEPHENS 2006
Banking Officer
Account Processing Manager

MICHELLE BAHLEDA 2014
Banking Officer
Mortgage Lender Officer III

JAMIE GENOVESE 2016
Banking Officer
Support Center Manager

ON AUGUST 27, 2024, WE'RE THRILLED TO CELEBRATE A MAJOR MILESTONE AS WE RING THE NASDAQ BELL to mark the 10-year listing anniversary under our ticker symbol MBCN!

A huge thank you to our incredible team, valued clients, and dedicated shareholders who have supported us on this remarkable journey. Your trust and partnership have been key to our success, and we look forward to many more years of growth and innovation. Here's to a decade of achievements and to the exciting future ahead.

Pictured from L to R: Thomas Wilson, Executive Vice President/Chief Strategy and Innovation Officer; William Skidmore, Chairman of the Board; Ronald L. Zimmerly Jr., President and Chief Executive Officer; Michael Ranttila, Executive Vice President/Chief Financial Officer

10 YEAR NASDAQ LISTING ANNIVERSARY



ADA

HARDIN

KENTON

BELLEFONTAINE

UNION

LOGAN

MA

KENTON

HARDIN

BELLEFONTAINE

MARYSVILLE

UNION

LOGAN

DELAWARE

FRANKLIN

COLUMBUS

DELAWARE

SUNBURY

MARYSVILLE

POWELL

WESTERVILLE

PLAIN CITY

DUBLIN

FRANKLIN

COLUMBUS

THE MIDDLEFIELD BANKING COMPANY LOCATIONS

CLEVELAND

ASHTABULA

GEAUGA

TRUMBULL

PORTAGE

MENTOR (LPO)

LAKE

CHARDON

ASHTABULA

ORWELL

BEACHWOOD

NEWBURY

MIDDLEFIELD

SOLON

GEAUGA

TWINSBURG

CORTLAND

MANTUA

GARRETTSVILLE

TRUMBULL

PORTAGE

THE MIDDLEFIELD BANKING COMPANY LOCATIONS

Administrative Offices
15200 Madison Road
Middlefield, Ohio 44062
888.801.1666

Ada Office
118 South Main Street
P.O. Box 135
Ada, Ohio 45810
419.634.5015

Beachwood
25201 Chagrin Boulevard
Suite 120
Beachwood, Ohio 44122
216.359.5580

Bellefontaine North Office
1120 North Main Street
P.O. Box 849
Bellefontaine, Ohio 43311
937.592.5688

Bellefontaine South Office
1454 South Main Street
P.O. Box 670
Bellefontaine, Ohio 43311
937.593.9694

Chardon
348 Center Street
P.O. Box 1078
Chardon, Ohio 44024
440.286.1222

Cortland
3450 Niles-Cortland Road
Cortland, Ohio 44410
330.637.3208

Dublin
6215 Perimeter Drive
Dublin, Ohio 43017
614.793.4631

Garrettsville
8058 State Street
Garrettsville, Ohio 44231
330.527.2121

Kenton Office
100 East Franklin Street
P.O. Box 234
Kenton, Ohio, 43326
419.673.1217

**Lake County Loan
Production Office**
8373 Mentor Avenue
Mentor, Ohio 44060
440.632.8140

Mantua
10691 Main Street
Mantua, Ohio 44255
330.274.0881

Marysville
160 Coleman's Crossing Boulevard
Marysville, Ohio 43040
937.642.0467

Middlefield Main
15985 East High Street
P.O. Box 35
Middlefield, Ohio 44062
440.632.8115

Middlefield West
15545 West High Street
P.O. Box 35
Middlefield, Ohio 44062
440.632.8113

Newbury
11110 Kinsman Road
Suite 1
P.O. Box 208
Newbury, Ohio 44065
440.564.7000

Orwell
30 South Maple Street
P.O. Box 66
Orwell, Ohio 44076
440.437.7200

Plain City
490 South Jefferson Avenue
Plain City, Ohio 43064
614.689.2622

Powell
10628 Sawmill Parkway
Powell, Ohio, 43065
614.392.5702

Solon
6134 Kruse Drive
Solon, Ohio 44139
440.542.3789

Sunbury
492 West Cherry Street
Sunbury, Ohio 43074
740.913.0632

Twinsburg
2351 Edison Boulevard
P.O. Box 560
Twinsburg, Ohio 44087
330.425.3033

Westerville
17 North State Street
Westerville, Ohio 43081
614.890.7832

2024
Community Involvement

As a community bank, The Middlefield Banking Company is strongly committed to making a positive impact in our communities through charitable giving, volunteerism, and support for non-profits and vital community organizations.

Here's a glimpse of the meaningful donations we proudly made in 2024, which have benefited **over 320 organizations** with total contributions **reaching $320,000**!

Our team members generously volunteer their time, talent, and resources in leadership roles with over **30 organizations**. These efforts amount to **nearly 650 eligible hours of Community Reinvestment Act (CRA) service** across Northeast, Central, and Western Ohio. We have dedicated almost half of those hours by partnering with Junior Achievement to help students in grades K-12 learn about financial literacy, entrepreneurship, and workplace readiness. Additional service hours were spent supporting the United Ways, special programs, schools, and other non-profits to provide basic needs such as food, clothing, and supplies.

Top Gifts:

- Schools and Universities: over $50,000
- United Way Organizations (Team Members + Corporate): almost $40,000
- Financial Literacy Programs (Junior Achievement & EVERFI): over $35,000
- Chambers of Commerce: over $30,000
- The Salvation Army: over $14,000
- County Fairs/4-H Clubs: almost $13,000 (excludes any livestock sales)

Sample of Funded Organizations:

- African American Wellness Agency (Northeast Region)
- Beatitudes Community Center (Western Region)
- Children's Hunger Alliance (All Regions)
- EVERFI Financial Literacy (Central and Western Region)
- Fair Housing (Northeast & Central Region)
- Financial Empowerment (Northeast Region)
- Food Pantries (All Regions)
- Geauga Growth Partnership (Northeast Region)
- Geauga Park District (Northeast Region)
- Hattie Larlham Center for Children with Disabilities (Northeast and Central Region)
- Leadership Geauga County (Northeast Region)
- Logan County Community Improvement Corp (Western Region)
- Metzenbaum Sheltered Industries (Northeast Region)
- Next Step (Northeast Region)
- Ohio Cancer Research (All Regions)
- Rotary and Kiwanis Clubs (All Regions)
- Women's Recovery Center (Northeast Region)
- WomenSafe at the Green House (Northeast Region)

Community Involvement



Retail Team visited the Senior Citizens Conference, hosted by Ashtabula County Department of Job & Family Services.



MB sponsored the United Way of Hardin County Bourbon Disco Ball in Groovy 70s attire.



Bellefontaine's Kelly Hoffman presented a check along with other sponsors for school lunches at Indian Lake Schools.



Ada Team at "Re-Prom Party with a Purpose" raised funds for Beatitudes Community Center.





Western Team works the Popcorn Tent at the Hardin County Fair.



Marysville Team connects with businesses at an after-hours event hosted by the Union County Chamber.



Central Team attended Junior Achievement of Central Ohio's Biztown event at Columbus City Schools.



Central and Western Teams at the Chad Flowers Memorial Golf Tournament to raise funds for a scholarship in his honor.



Teams at the Pelotonia Ride, raised funds for OSU's Comprehensive Cancer Center.



MB sponsored the Dublin Food Pantry event for the 2nd Annual Bounty at Bridge Park.



NEO Teams joined up with Junior Achievement of Greater Cleveland to teach financial literacy to Chardon students.



Team joined United Way Services of Geauga County for their annual Day of Action at West Geauga Middle School.



Westerville Team booth at Uptown Fourth Friday provided giveaways for the July music festival.



Western Team delivered a $1,600 check to Wolf Creek Art Center in Kenton to repair the center's water damage.



Mantua Team at the Farmers & Makers Market at the Granary to greet members of the community.



Middlefield Team delivered items to the Geauga County Dog Shelter collected from our team and customers.



Plain City Team volunteered to serve breakfast at Daily Needs Assistance's food pantry.



Central Team at the Need Knows No Season fundraiser for the Salvation Army featuring former NFL star Cardale Jones.



Risk Team visited WomenSafe with their collected Angel Tree Donations.



Garrettsville Team serves peach pie at the annual Peach Social and Car Cruise.



Newbury's Brian Cain provided refreshments to workers restoring service lines after a tornado.



OUR CORE VALUES

S SERVICE

Be Exceptional: Deliver high-quality service, exceed expectations, and create lasting positive impressions in every interaction.

P PURPOSE

Be Impactful: Contribute positively to our community, fostering purpose, and connections with all team members, customers, community members, and stakeholders.

I INTEGRITY

Be Accountable: Uphold honesty and transparency, take responsibility for your actions, manage resources, and build trust and reliability.

R RESPECT

Be Courteous: Treat others with kindness and grace, demonstrating that you value and respect their perspectives and contributions. Cultivate an environment where dignity, mutual respect, and appreciation thrive.

I INITIATIVE

Be Proactive: Anticipate challenges and opportunities, take the lead in innovating and continuous improvement, and feel empowered to make a meaningful difference.

T TEAMWORK

Be Collaborative: Harness the power of collaboration, work seamlessly together to achieve common goals, and support and celebrate each other's success.



SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
Middlefield Banc Corp.
15985 East High Street
P.O. Box 35
Middlefield, Ohio 44062
888.801.1666 · 440.632.1666
fax: 440.632.1700

FORM 10-K AND 10-Q AVAILABILITY
A copy of Middlefield Banc Corp.'s
Annual Report on Form 10-K and
Quarterly Reports on 10-Q filed
with the Securities and Exchange
Commission will be furnished to any
shareholder, free of charge, upon
written or e-mail request to:

Michael Ranttila
Executive Vice President and CFO
Middlefield Banc Corp.
P.O. Box 35
Middlefield, Ohio 44062
or mranttila@middlefieldbank.com

MARKET MAKER
The symbol for Middlefield Banc
Corp. common stock is MBCN and
the CUSIP is 596304204.

Keefe, Bruyette & Woods
800.342.5529
www.kbw.com

NOTICE OF ANNUAL MEETING
The 2025 Annual Meeting of
Shareholders of Middlefield Banc
Corp. will be held on Wednesday,
May 14, 2025 at 1:00 p.m. Eastern
Time. We have adopted a virtual
format for our Annual Meeting.
We will provide a live webcast
of the Annual Meeting at
www.meetnow.global/MFDL4CJ

You will need the control number
located on your proxy card to
participate.

TRANSFER AGENT AND REGISTRAR
Computershare
P.O. Box 505000
Louisville, KY 40233-5000
1.800.736.3001

INDEPENDENT AUDITORS
S.R. Snodgrass, P.C.
2009 Mackenzie Way, Suite 340
Cranberry Township, PA 16066
724.934.0344

INTERNET INFORMATION
Information on the Company
and its subsidiary bank is
available on the Internet at
www.middlefieldbank.bank.

DIVIDEND PAYMENT DATES
Subject to action by the Board of
Directors, Middlefield Banc Corp.
will pay dividends in March, June,
September, and December.

**DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN**
Shareholders may elect to reinvest
their dividends in additional shares
of Middlefield Banc Corp.'s common
stock through the Company's
Dividend Reinvestment Plan. To
arrange automatic purchase of
shares with quarterly dividend
proceeds, please call 1.800.736.3001.

DIRECT DEPOSIT OF DIVIDENDS
The direct deposit program, which
is offered at no charge, provides
for automatic deposit of quarterly
dividends directly to a checking or
savings account with The Middlefield
Banking Company. For information
regarding this program, please call
888.801.1666.

RELATED STOCKHOLDER MATTERS
Middlefield Banc Corp. had 1,118
shareholders of record as of March 5,
2025. Our common stock trades on
the NASDAQ Capital Market under
the ticker symbol MBCN. The table
below shows the high and low bid
prices and cash dividends paid on the
Company's common stock during the
periods indicated. The high and low
bid prices are compiled from data
available through NASDAQ. This
information does not reflect retail
mark-up, markdowns or commissions,
and does not necessarily represent
actual transactions.

	HIGH CLOSE	LOW CLOSE	CASH DIVIDENDS PER SHARE
2024			
First Quarter	$32.72	$22.99	$0.20
Second Quarter	$24.40	$20.66	$0.20
Third Quarter	$29.74	$21.75	$0.20
Fourth Quarter	$33.50	$27.16	$0.20
2023			
First Quarter	$29.43	$26.00	$0.20
Second Quarter	$29.24	$22.33	$0.20
Third Quarter	$30.20	$24.71	$0.20
Fourth Quarter	$36.70	$25.19	$0.25



Middlefield Banc Corp.
15985 East High Street, Middlefield, Ohio 44062
888.801.1666

www.middlefieldbank.bank